UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Ostin Technology Group Co., Ltd.
(Name of Issuer)

Ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G67927106
(CUSIP Number)

September 30, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G67927106

(1)	Names of reporting persons
JQZY Investment Management Limited

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐

(3)	SEC use only

(4)	Citizenship or place of organization
British Virgin Islands

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power
962,392(1)

(6) Shared voting power
0

(7) Sole dispositive power
962,392(1)

(8) Shared dispositive power
0

(9)	Aggregate amount beneficially owned by each reporting person
962,392 (1)

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐

(10)	Percent of class represented by amount in Row (9)
6.9%(1)(2)

(12)	Type of reporting person (see instructions)
CO

CUSIP No. G67927106

(1)	Names of reporting persons
Xiaohong Yin

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐

(3)	SEC use only

(4)	Citizenship or place of organization
People’s Republic of China

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power
962,392(1)

(6) Shared voting power
0

(7) Sole dispositive power
962,392(1)

(8) Shared dispositive power
0

(9)	Aggregate amount beneficially owned by each reporting person
962,392(1)

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐

(10)	Percent of class represented by amount in Row (9)
6.9%(1)(2)

(12)	Type of reporting person (see instructions)
IN

(1)	See Item 4. JQZY Investment Management Limited, a British Virgin Islands corporation, holds 962,392 ordinary shares, par value $0.0001 per share of Ostin Technology Group Co., Ltd. Xiaohong Yin, director of Ostin Technology Group Co., Ltd., is the sole shareholder and director of JQZY Investment Management Limited. Consequently, he may be deemed the beneficial owner of the securities held by JQZY Investment Management Limited and exercises voting and dispositive power over such securities.

(2)	Based on 14,006,250 ordinary shares of Ostin Technology Group Co., Ltd. issued and outstanding as of September 30, 2023.

ITEM 1(A) NAME OF ISSUER:

Ostin Technology Group Co., Ltd.

ITEM 1(B) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Building 2, 101

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

ITEM 2 (A) NAME OF PERSON FILING:

JQZY Investment Management Limited and Xiaohong Yin (collectively, the “Reporting Persons”).

ITEM 2 (B) ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Building 2, 101

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

ITEM 2 (C) CITIZENSHIP:

JQZY Investment Management Limited is a British Virgin Islands corporation;

Xiaohong Yin is a citizen of the People’s Republic of China.

ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

Ordinary shares, par value $0.0001 per share

ITEM 2 (E) CUSIP NO.:

G67927106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

ITEM 4. OWNERSHIP

(a) Amount beneficially owned:

(b) Percent of class:

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of September 30, 2023, the Reporting Persons may be deemed to beneficially own 962,392 ordinary shares of Ostin Technology Group Co., Ltd., representing 6.9% of the total ordinary shares issued and outstanding. The percentage of ordinary shares held by the Reporting Persons is based on 14,006,250 ordinary shares of Ostin Technology Group Co., Ltd. issued and outstanding as of September 30, 2023 as reported on its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on January 31, 2024.

Xiaohong Yin is the sole shareholder and director of JQZY Investment Management Limited. Consequently, he may be deemed the beneficial owner of the securities held by JQZY Investment Management Limited and exercises voting and dispositive power over such securities.

ITEM 5. OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10. CERTIFICATIONS

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2024

JQZY Investment Management Limited

/s/ Xiaohong Yin
Xiaohong Yin, as Director of JQZY Investment Management Limited

Xiaohong Yin

/s/ Xiaohong Yin
Xiaohong Yin

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the ordinary shares, par value $0.0001 per share of Ostin Technology Group Co., Ltd., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of February 14, 2024.

JQZY Investment Management Limited

By.	/s/ Xiaohong Yin
Name:	Xiaohong Yin
Title:	Director

/s/ Xiaohong Yin
Xiaohong Yin